SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX	meng.ding@sidley.com +852 2509 7858

July 18, 2025

Robert Babula

John Cannarella

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ryde Group Ltd
Amendment No. 1 to Form 20-F for the Fiscal Year ended December 31, 2024
Filed April 28, 2025
File No. 001-41950

Dear Mr. Robert Babula and Mr. John Cannarella,

On behalf of our client, Ryde Group Ltd (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 11, 2025 regarding the Company’s Form 20-F for the Fiscal Year ended December 31, 2024 filed on April 28, 2025 (the “Form 20-F”). Concurrently with the submission of this letter, the Company is submitting its amendment to draft registration statement on Form 20-F (the “Form 20-F/A”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Form 20-F to address the comments, by providing an explanation if the Company has not so revised the Form 20-F, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Form 20-F/A.

Form 20-F filed April 28, 2025

Form 20-F for the Fiscal Year ended December 31, 2024

Exhibits

1.	We note that you filed a Form S-8 on February 13, 2025 which incorporates by reference documents that you subsequently file pursuant to various sections of the Exchange Act, which would include the 2024 annual report on Form 20-F. Ordinarily, this would involve filing updated consents from your auditors as exhibits to the annual reports that are subsequently filed, to address the form requirements in Item 601(b) of Regulation S-K. Please discuss this concern with the independent accounting firms (successor and predecessor auditors) to obtain and file the auditors’ consents with respect to inclusion of their reports in the Form S-8.

In response to the Staff’s comment, the Company has revised the Form 20-F/A.

***

If you have any questions regarding Form 20-F/A, please contact me at +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Lang Chen Fei, Chief Financial Officer
Meng Ding, Esq., Partner, Sidley Austin LLP

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y.,
David K. Lee, Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | (Carrie) Li J. (New York)*, David J. Ryan (Victoria), G. Matthew Sheridan (New York)*, (Renee) Xiong Y. (New York)*, Liming Xu (New York)
Consultants | Hon Au Yeung, Huberta Chow X.L., Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)